UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Groupon, Inc.

(Exact name of registrant as specified in its charter)

Delaware	27-0903295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

600 West Chicago Avenue, Suite 400 Chicago, Illinois	60654
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.0001 par value	NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On October 31, 2016, each share of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), and Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock”), of Groupon, Inc. (the “Company”) will automatically convert (the “Conversion”) into a single class of Common Stock, $0.0001 par value per share (the “Common Stock”) pursuant to the terms of the Company’s Sixth Amended and Restated Certificate of Incorporation (as amended from time to time, the “Certificate of Incorporation”). Each share of Common Stock issued in connection with the Conversion will have the same designations, rights, powers and preference as the Class A Common Stock prior to the Conversion. In connection with the Conversion, the Company will file a Certificate of Retirement (the “Certificate of Retirement”) with the Secretary of State of the State of Delaware to provide that upon the Conversion, the reissuance of all Class A Common Stock and Class B Common Stock will be prohibited and such shares will be retired and, upon such retirement, all references to the Class A Common Stock and Class B Common Stock in the Certificate of Incorporation shall be eliminated. The Company will then file a Restated Certificate of Incorporation, which restates and integrates but does not further amend the provisions of the Certificate of Incorporation, as amended by the Certificate of Retirement (the “Restated Certificate”).

The following description of our Common Stock and of certain provisions of Delaware law do not purport to be complete and are subject to and qualified in their entirety by reference to our Restated Certificate of Incorporation (as restated to include the terms of the Certificate of Retirement), our Amended and Restated By-Laws, (as amended from time to time, the “Amended and Restated By-Laws”) and the General Corporation Law of the State of Delaware (the “DGCL”). Our Certificate of Incorporation and Amended and Restated Bylaws are filed herewith and incorporated herein by reference. The terms of our Certificate of Retirement and Restated Certificate reflect the terms of those documents as they will exist following the Conversion.

Common Stock

Pursuant to our Restated Certificate, our board of directors has the authority to issue up to a total of 2,010,000,000 shares of Common Stock. Each holder of Common Stock shall be entitled to one (1) vote for each such share on any matter that is submitted to a vote of stockholders and shall otherwise have the rights conferred by the DGCL in respect of such shares. In addition, holders of the Common Stock will vote as a single class of stock on any matter that is submitted to a vote of stockholders.

Preferred Stock

Pursuant to our Restated Certificate, our board of directors has the authority, without approval by the stockholders, to issue up to a total of 50,000,000 shares of preferred stock in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred stock. Our board of directors could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of our Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of our common stock.

Elimination of Liability in Certain Circumstances

Our Restated Certificate eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors will remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our Restated Certificate will not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision of the DGCL).

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. Our Restated Certificate and our Amended and Restated By-Laws provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the DGCL as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Anti-Takeover Effects of Delaware Law, Our Restated Certificate and Our Amended and Restated By-Laws

Number of Directors; Removal; Vacancies. We currently have nine directors and our Amended and Restated By-Laws provide that we shall have such number of directors as is determined by a resolution of the board of directors then in office. Vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office. Our Restated Certificate and our Amended and Restated By-Laws provide that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote generally in the election of directors.

Special Meetings of Stockholders; Limitations on Stockholder Action by Written Consent. Our Restated Certificate and our Amended and Restated By-Laws provide that special meetings of our stockholders may be called only by our Chairman of the Board, our Chief Executive Officer, our board of directors or holders of not less than a majority of our issued and outstanding voting stock. Any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent unless the action to be effected and the taking of such action by written consent have been approved in advance by our board of directors.

Amendments; Vote Requirements. Certain provisions of our Restated Certificate and Amended and Restated By-Laws provide that the affirmative vote of a majority of the shares entitled to vote on any matter is required for stockholders to amend our Restated Certificate or Amended and Restated By-Laws, including those provisions relating to action by written consent and the ability of stockholders to call special meetings.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our Common Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, undesignated preferred stock with voting rights or other rights or preferences that could impede the success of any attempt to acquire us. The existence of authorized but unissued shares of Common Stock or preferred stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our Amended and Restated By-Laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, such notice will be timely only if received not later than the close of business on the tenth day following the date on which a public announcement of the date of the annual meeting was made. Our Amended and Restated By-Laws also specify requirements as to the form and content of a stockholder’s notice.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our Restated Certificate provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Restated Certificate or our Amended and Restated By-Laws; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021.

Stock Exchange Listing

Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “GRPN.”

Item 2.	Exhibits.

Exhibit Number	Description

3.1*	Certificate of Retirement of Class A Common Stock and Class B Common Stock of Groupon, Inc.

3.2*	Restated Certificate of Incorporation of Groupon, Inc.

3.3	Amended and Restated By-Laws of Groupon, Inc. (incorporated by reference to Groupon, Inc.’s Registration Statement on Form S-1 (Commission File No. 333-174661)).

3.4	Amendment to the Amended and Restated By-Laws (incorporated by reference Exhibit 3.2 to Groupon, Inc.’s Current Report on Form 8-K dated June 8, 2016).

4.1*	Specimen Stock Certificate of Common Stock

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GROUPON, INC.

Date: October 31, 2016	By:	/s/ Michael Randolfi
Name: Michael Randolfi
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

3.1*	Certificate of Retirement of Class A Common Stock and Class B Common Stock of Groupon, Inc.

3.2*	Restated Certificate of Incorporation of Groupon, Inc.

3.3	Amended and Restated Bylaws of Groupon, Inc. (incorporated by reference to Groupon, Inc.’s Registration Statement on Form S-1 (Commission File No. 333-174661)).

3.4	Amendment to the Amended and Restated By-Laws (incorporated by reference Exhibit 3.2 to Groupon, Inc.’s Current Report on Form 8-K dated June 8, 2016).

4.1*	Specimen Stock Certificate of Common Stock

*	Filed herewith.